Exhibit 99.27

LINEAR GOLD CORP

Linear Gold Extends Gold-Copper-Molybdenum Mineralization from Drilling at Cerro la Mina, Ixhuatan Project, Mexico

November 15, 2006 - Halifax, Nova Scotia – Linear Gold Corp. (LRR.TSX) is pleased to announce that it has identified additional significant gold, copper, and molybdenum mineralization from drilling at its 100% owned Ixhuatan project in Chiapas, Mexico. The new results are from three recently completed holes drilled at Cerro la Mina, located 1400 metres northeast of the Campamento gold deposit, within the same mineral concession.  The results include Hole IXCM06-09 which was the first hole drilled to offset the promising mineralization cut by holes IXCM06-05 and IXCM06-06.  Highlights from the drilling are as follows:

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Hole IXCM06-09 bottomed in mineralization and cut 276.8 metres grading 1.1 grams per tonne gold, 0.31% copper, and 0.14% molybdenite (MoS2) from surface including:

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78.0 metres grading 2.0 grams per tonne gold from surface in the oxide zone

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198.8 metres of sulfide mineralization grading 0.8 grams per tonne gold, 0.41% copper, and 0.12% molybdenite (MoS2) from a depth of 78 metres, bottoming in mineralization

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 including a higher grade zone of 72.0 metres grading 1.2 grams per tonne gold, 0.69% copper, and 0.22% molybdenite (MoS2) from a depth of 80 metres.

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Hole IXCM06-08 cut 9.4 metres at the base of the hole grading 3.3 grams per tonne gold and bottomed in mineralization.

The results from drilling are summarized below:

Drill Hole	From	To	Interval (Metres)	Gold (Grams per tonne)	Silver (Grams per tonne)	Copper %	MoS2%	Comment
IXCM06-09	0	276.8	276.8	1.1	4.7	0.31	0.14	Bottomed in Mineralization Copper leached from 78 m oxide interval
Including	0	78	78	2.0	4.0	0.05	0.18	Oxide
Including	78	276.8	198.8	0.8	5.0	0.41	0.12	Sulfide
Including	80	152	72	1.2	11.1	0.69	0.22	Sulfide

IXCM06-07	84	92	8	1.0	24.1	0.19	0.06	Sulfide

IXCM06-08	14	30	16	1.4	3.7	0.04	0.02	Sulfide
IXCM06-08	62	72	10	1.1	11.7	0.05	0.02	Sulfide
IXCM06-08	214	223.4	9.4	3.3	10.6	0.18	0.04	Sulfide, bottomed in mineralization

i) Note: the true thicknesses of the intersections have not yet been determined; intervals in table are based on core lengths.

A map illustrating the drill holes discussed in this press release is available on Linear's website at http://www.lineargoldcorp.com.

Cerro La Mina

The Cerro La Mina zone is outlined by a broad gold in soil anomaly that is approximately 750 metres in length by 450 metres in width, and is located approximately 1400 metres northeast of the Campamento Gold Resource in the same mineral concession block.  The geology of the area is marked by volcanic and intrusive rocks which have been subjected to advanced argillic alteration and local development of residual vuggy silica.

Previous drilling results, reported in the Company’s October 18, 2006 press release, included a 52 metre intercept from hole IXCM06-05 that contained 0.8 grams per tonne gold in oxides starting from the surface.  A separate sulfide interval from this same hole contained 52.5 meters grading 1.2 grams per tonne gold, 0.82% copper, and 0.10% MoS2.  Hole IXCM06-06 cut 117.9 metres containing 1.6 grams per tonne gold, 0.45% copper, and 0.18% MoS2.  A 73.9 sulfide interval from this hole grades 1.4 grams per tonne gold, 0.69% copper, and 0.18% MoS2.

Hole IXCM06-09 represents the first hole drilled to directly offset the encouraging mineralization cut by holes IXCM06-05 and IXCM06-06. The hole was drilled 49 metres east-southeast of hole IXCM06-06 at an azimuth of 220 degrees and an inclination of -70 degrees to a depth of 276.8 metres. At 110 metres depth, hole IXCM06-09 passes within 25 metres of hole IXCM06-06 before extending to significantly greater depths.  The hole was designed to test for the eastern extension of the gold, copper, and molybdenum mineralization in this area, and also explored for the extension of this mineralization at depth. The entire 276.8 metre length of the hole averaged 1.1 grams per tonne gold, 0.31% copper, and 0.14% molybdenite (MoS2), and is hosted by well developed, fine residual vuggy silica throughout much of the hole.  The hole encountered a significant oxide gold zone from 0 to 78 metres grading 2.0 grams per tonne gold and 0.18% MoS2. The oxide zone is marked by low copper content presumably due to leaching during supergene alteration, but the molybdenum mineralization apparently remained stable. Deeper in the hole below the base of oxidation, 198.8 metres of sulfide mineralization extends from 78 metres to the bottom of the hole and contains 0.8 grams per tonne gold, 0.41 % copper, and 0.12% molybdenite (MoS2). Near the top of the sulfide interval is a 72 metre thick zone of enriched copper and gold from 80 to 152 metres containing 1.2 grams per tonne gold, 0.69% copper, and 0.22% molybdenite (MoS2). The true thickness of these intervals and the overall geometry of the mineralization have not yet been established.   Hole IXCM06-09 bottomed in mineralization and deeper drilling is required.

The drilling of Holes IXCM06-07 and 08 was targeting shallow oxide gold and was in progress before assay results were complete for the newly recognized gold-copper-molybdenum mineralization cut by holes IXCM06-05 and 06.

Hole IXCM06-07 was drilled 52 metres southwest of hole IXCM06-06 at an azimuth of 200 degrees and an inclination of -78 degrees. The hole encountered gold mineralization throughout, averaging 0.3 grams per tonne gold over its entire length of 133.5 metres. Within the hole was one elevated gold zone from 84 to 92 metres containing 8 metres of 1.0 grams per tonne gold and 24.1 grams per tonne silver.  The pre-existing rock textures in this area were destroyed by pervasive argillic alteration.

Hole IXCM06-08 was drilled 65 metres southwest of hole IXCM06-07 at an azimuth of 40 degrees and an inclination of -70 degrees. This hole also cut strong clay alteration with local zones of residual vuggy silica, and the hole averaged 0.6 grams per tonne gold over its entire length of 223.4 metres. The hole intersected three higher grade zones of gold mineralization including 16 metres from 14 to 30 metres containing 1.4 grams per tonne gold, 10 metres from 62 to 72 metres containing 1.1 grams per tonne gold, and a significant higher grade interval of 9.4 metres from 214 to 223.4 metres (bottom of the hole) containing 3.3 grams per tonne gold with 0.18% copper. Highly anomalous copper and molybdenum mineralization was also present throughout much of the hole suggesting that it may be part of a greater system.  Deeper drilling is planned to determine the significance of the high grade gold-copper zone identified at the base of the hole.

Limited petrographic studies suggest that an intermediate-sulfidation porphyry related gold-copper-molybdenum event has been overprinted by a later high-sulfidation gold-copper event in the area.  An earlier mineralizing stage with local sulfide veins and disseminations of pyrite, chalcopyrite, molybdenite, with minor bornite has been overprinted by a secondary hypogene event containing covellite, digenite, and minor enargite, with these well-formed secondary copper phases replacing the earlier chalcopyrite.  This interpretation suggests that the potential exists for a larger scale target in the Cerro La Mina area.

Two drill rigs are currently operating on the Cerro La Mina project, and a third rig with additional depth capacity has arrived at the project and will begin drilling shortly. The exploration program will continue to target the significant gold-copper-molybdenum mineralization identified in holes IXCM06-05, 06, and 09 as well as the near surface oxide gold zone identified in holes IXCM-05-02 through IXCM06-09 which remains open in all directions.  Follow-up drilling is also planned to extend the significant gold zone cut at the base of hole IXCM06-08. Linear is finalizing the permits for a new access road into the zone and construction is expected to commence in the near future.

In light of this significant gold-copper-molybdenum mineralization at Cerro la Mina along with numerous other high priority drill targets at Ixhuatan which remain untested, Linear is committed to escalating the exploration program within the district by adding drill capacity and personnel as required.

Phil Pyle, Linear’s Vice President of Exploration states: “We are pleased with the extension of the significant gold-copper-molybdenum mineralization and the increased grades and thicknesses we have encountered in Hole IXCM06-09. We are also pleased with the recognition of a new deeper gold zone in Hole IXCM06-08 which may represent an additional target in the area. While the oxide gold mineralization can complement the development of the Campamento gold resource in its early stages, the new gold-copper-molybdenum zone at Cerro la Mina could represent a significantly larger deposit”.

This press release has been prepared under the supervision of Mr. David Rowe, Certified Professional Geologist, who serves as the qualified person for this project under National Instrument 43-101. A map of the project showing the location of all drill holes is available at the company’s website www.lineargoldcorp.com.

All samples were submitted to ALS-Chemex Labs in Guadalajara, Mexico with gold analysed by 50g charge digestion Fire Assay – AA finish with samples greater than 10 grams per tonne analysed by Fire Assay – gravimetric finish. Other metals were analysed by aqua regia digestion with ICP finish.

Linear Gold Corp. is actively exploring for gold and base metals in Mexico, and through a joint venture in the Dominican Republic.

For further information please contact Terry Christopher, Manager Investor Relations, at 1-902-422-1421.

/s/ Wade K.Dawe

Wade K. Dawe, President

The language used in this News Release may contain forward-looking statements that may involve a number of known and unknown risks and uncertainties. Actual events or results could differ materially from the Company’s forward looking statements and expectations.

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

European Investor Relations contact:

        Nick Fuller or Samantha Fletcher

        Fuller Fletcher & Associates Ltd

        Tel:  +44 207 256 5204

        Fax: +44 207 256 5678

Linear Gold Corp.

2000 Barrington St., Suite 502, Halifax, NS, Canada  B3J3K1

Telephone: (902) 422-1421  Facsimile:  (902) 491-4281    Internet: www.lineargoldcorp.com